FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of November 2, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    November 2, 2006

Signet Group plc (LSE: SIG and NYSE: SIG)	Embargoed until 12.30 p.m. (GMT) 2 November 2006

SIGNET LIKE FOR LIKE SALES UP 5.4% IN THIRD QUARTER

INTENTION TO MOVE TO US DOLLAR REPORTING

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announced its sales performance for the 13 weeks and for the 39 weeks to 28 October 2006.

13 WEEKS TO 28 OCTOBER 2006

Group like for like sales rose by 5.4% in the 13 weeks to 28 October 2006. Total sales were up 9.5% at constant exchange rates (see note 1) and by 5.7% on a reported basis to £328.3 million (13 weeks to 29 October 2005: £310.5 million). The increase in total sales for the quarter as reported has been adversely impacted by the retranslation of the first half US dollar sales at the cumulative average exchange rate for the year to date. The breakdown of sales was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	235.5	71.7%	7.0%	12.6%	6.5%
UK	92.8	28.3%	2.5%	2.5%	3.0	%(a)
GROUP	328.3	100.0%	5.7%	9.5%	5.4%

(a)	Like for like sales: H.Samuel up by 1.7% and Ernest Jones up by 4.4%.

39 WEEKS TO 28 OCTOBER 2006

Group like for like sales rose by 5.3% in the 39 weeks to 28 October 2006. Total sales were up by 10.2% to £1,138.8 million (39 weeks to 29 October 2005: £1,033.4 million) reflecting an underlying increase of 9.8% at constant exchange rates (see note 1). The average US dollar exchange rate for the period was £1/$1.83 (39 weeks to 29 October 2005: £1/$1.84). The breakdown was as follows:

	Sales		Change on Previous Year
	£m	% of Total	Reported	At Constant Exchange Rates	Like for Like
US	860.4	75.6%	13.3%	12.6%	6.9%
UK	278.4	24.4%	1.7%	1.7%	0.9	%(b)
GROUP	1,138.8	100.0%	10.2%	9.8%	5.3%

(b)	Like for like sales: H.Samuel down by 0.5% and Ernest Jones up by 2.7%.

Terry Burman, Group Chief Executive, commented “The Group has had another good quarter with like for like sales up by 5.4%. Total sales rose by 9.5% at constant exchange rates. For the year to date, like for like sales increased by 5.3% and total sales by 9.8% at constant exchange rates.

In the quarter, the UK division continued its improving trend with like for like sales growth of 3.0%. Both Ernest Jones and H.Samuel showed increases for the period. The US business continued to perform strongly with like for like sales 6.5% ahead.”

INTENTION TO MOVE TO US DOLLAR REPORTING

To better reflect its underlying performance the Group intends, subject to the necessary approvals, to report its financial statements in US dollars from the commencement of its next fiscal year on 4 February 2007. Currently over 70% of the Group’s sales, operating profit and net assets, including predominantly all its borrowings, are denominated in US dollars.

The Directors will therefore seek shareholder approval for Signet Group plc (the “Company”) to redenominate its share capital into US dollars at an extraordinary general meeting of shareholders on 12 December 2006. The redenomination, which is also subject to Court approval, is expected to be effective on 5 February 2007. Dealings in the new dollar denominated shares should therefore commence at 8.00 a.m. on 5 February 2007.

As a consequence of the above changes, the Company anticipates that its functional currency will change to US dollars from the commencement of its next fiscal year. In addition, future dividends will be declared in US dollars, but for those shareholders with a UK address or who so elect, dividends will continue to be paid in sterling.

The Company will continue to be registered and have its headquarters in England and will maintain its primary listing on the London Stock Exchange, with the shares quoted in sterling. It will also maintain a listing on the New York Stock Exchange, with the American Depositary Receipts quoted in US dollars.

An unaudited pro forma Group quarterly and full year income statement for the year ended 28 January 2006 and the quarterly results for the first two quarters of the year ending 3 February 2007, translated into US dollars at the average rates then prevailing are set out in note 2.

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
	Tom Buchanan, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,875 speciality retail jewellery stores at 28 October 2006; these included 1,290 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 585 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Investor Relations Programme Details

The results for the 13 and 39 week periods to 28 October 2006 are expected to be announced at 12.30 p.m. (GMT) on Tuesday 21 November 2006. On that day there will be a conference call chaired by Terry Burman at 2.00 p.m. (GMT) (9.00 a.m. Eastern Time and 6.00 a.m. Pacific Time) and a simultaneous audiocast available at www.signetgroupplc.com. The details for the conference call on the results are:

European dial-in:	+44 (0) 20 7806 1961
European 48hr replay:	+44 (0) 20 7806 1970	Access code:	9661433#

US dial-in:	+1 718 354 1391
US 48hr replay:	+1 718 354 1112	Access code:	9661433#

Investor Day and Store Tour, Akron, Ohio, Thursday 10 May 2007

It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Thursday 10 May 2007.

Note 1 – Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group’s GAAP sales, is shown below.

13 weeks to 28 October 2006	13 weeks to 28 October 2006 as reported	13 weeks to 29 October 2005 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	92.8	90.5	2.5	—	90.5	2.5
US	235.5	220.0	7.0	(10.8)	209.2	12.6

	328.3	310.5	5.7	(10.8)	299.7	9.5

39 weeks to 28 October 2006	39 weeks to 28 October 2006 as reported	39 weeks to 29 October 2005 as reported	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	278.4	273.8	1.7	—	273.8	1.7
US	860.4	759.6	13.3	4.2	763.8	12.6

	1,138.8	1,033.4	10.2	4.2	1,037.6	9.8

Note 2 – US dollar reporting

Set out below is an unaudited pro forma Group quarterly and full year income statement for the year ended 28 January 2006 and the quarterly results for the first two quarters of the year ending 3 February 2007, translated into US dollars at the average rates then prevailing.

SIGNET GROUP plc

Unaudited Pro Forma Income Statement in US $

	Year ended 28 January 2006
	Q1		Q2		Half Year		Q3		Q4		Year
	$m		$m		$m		$m		$m		$m
Sales	697.8		646.8		1,344.6		556.9		1,252.6		3,154.1
Cost of sales	(629.4)		(586.7)		(1,216.1)		(538.3)		(975.0)		(2,729.4)

Gross profit	68.4		60.1		128.5		18.6		277.6		424.7
Administrative expenses	(34.8)		(33.1)		(67.9)		(28.6)		(36.8)		(133.3)
Other operating income	22.1		20.5		42.6		19.0		21.7		83.3

Operating profit	55.7		47.5		103.2		9.0		262.5		374.7
Finance income	5.1		4.4		9.5		3.4		4.0		16.9
Finance expense	(8.1)		(7.7)		(15.8)		(7.9)		(7.2)		(30.9)

Profit before tax	52.7		44.2		96.9		4.5		259.3		360.7
Taxation	(18.1)		(15.4)		(33.5)		(1.5)		(90.3)		(125.3)

Profit for the financial period	34.6		28.8		63.4		3.0		169.0		235.4

Earning per share – basic	2.0	c	1.7	c	3.7	c	0.2	c	9.7	c	13.6	c
– diluted	2.0	c	1.6	c	3.6	c	0.2	c	9.7	c	13.5	c

Segmental information

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	172.5		168.4		340.9		162.9		341.5		845.3
US	525.3		478.4		1,003.7		394.0		911.1		2,308.8

	697.8		646.8		1,344.6		556.9		1,252.6		3,154.1

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	(0.8)		(3.8)		(4.6)		(4.4)		97.4		88.4
– Group central costs	(2.8)		(3.1)		(5.9)		(2.8)		(5.7)		(14.4)

	(3.6)		(6.9)		(10.5)		(7.2)		91.7		74.0
US	59.3		54.4		113.7		16.2		170.8		300.7

	55.7		47.5		103.2		9.0		262.5		374.7

SIGNET GROUP plc

Unaudited Pro Forma Income Statement in US $

	Year ending 3 February 2007
	Q1	Q2	Half Year
	$m	$m	$m
Sales	734.3	732.9	1,467.2
Cost of sales	(667.3)	(665.9)	(1,333.2)

Gross profit	67.0	67.0	134.0
Administrative expenses	(33.8)	(34.4)	(68.2)
Other operating income	23.1	23.4	46.5

Operating profit	56.3	56.0	112.3
Finance income	5.1	8.7	13.8
Finance expense	(7.7)	(12.8)	(20.5)

Profit before tax	53.7	51.9	105.6
Taxation	(19.3)	(18.3)	(37.6)

Profit for the financial period	34.4	33.6	68.0

Earning per share – basic	2.0c	1.9c	3.9c
– diluted	2.0c	1.9c	3.9c

Segmental information

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	159.8	176.3	336.1
US	574.5	556.6	1,131.1

	734.3	732.9	1,467.2

Operating profit/(loss)
UK, Channel Islands & Republic of Ireland
– Trading	(2.8)	(3.4)	(6.2)
– Group central costs	(3.6)	(3.0)	(6.6)

	(6.4)	(6.4)	(12.8)
US	62.7	62.4	125.1

	56.3	56.0	112.3

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.